20012990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadia Captial Advisors, LLC (DBA Rubicon Capital Advisors)

OFFICIAL USE ONLY
283566
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Pembroke Place, Ballsbridge
(No. and Street)

Dublin 4
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Patten (281) 419-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Ave, Ste 200 East Hanover NJ 07936
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 16 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deirdre Patten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadia Captial Advisors, LLC (DBA Rubicon Capital Advisors), as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY JORDAN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 04/16/23
NOTARY ID 13197750-1

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cadia Capital Advisors, LLC
(DBA Rubicon Capital Advisors)

Table of Contents

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cadia Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) management. Our responsibility is to express an opinion on Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I ("Computation of Net Capital under Rule 15c3-1 of Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) financial statements. The supplemental information is the responsibility of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

We have served as Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) auditor since 2017.

East Hanover, New Jersey
March 12, 2020

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Financial Condition
December 31, 2019

Assets		
Cash and Cash Equivalents	$	2,626,260
Prepaid Expenses and Other Assets		33,395
Total Assets	$	2,659,655
Liabilities and Member's Deficit		
Liabilities		
Accounts Payable and Accrued Liabilities	$	63,140
Payable to Affiliates		1,060,285
Subordinated Borrowings		2,000,000
Total Liabilities		3,123,425
Member's Deficit		(463,770)
Total Liabilities and Member's Deficit	$	2,659,655

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Investment Banking	$ 2,667,721
Total Revenues	$ 2,667,721
Expenses	
Employee Compensation and Benefits	3,186,934
Marketing and Promotion	205,804
Occupancy Expense	454,550
Professional Fees	53,915
Regulatory Fees	83,804
Technology and Communications	47,122
Travel and Entertainment	152,086
Other Operating Expenses	62,342
Interest Expense - Subloan	38,137
State and Local Income Taxes	1,790
Total Expenses	4,286,484
Net Loss	$ (1,618,763)

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Changes in Member's Equity (Deficit)
For the Year Ended December 31, 2019

Balance at January 1, 2019	$	154,993
Capital Contributions		1,000,000
Net Loss		(1,618,763)
Balance at December 31, 2019	$	(463,770)

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisers)
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2019

Balance at January 1, 2019	$ -
Subordinated borrowings	2,000,000
Balance at December 31, 2019	$ 2,000,000

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:	
Net Loss	$ (1,618,763)
Adjustments to Reconcile Net Loss to Net Cash used in Operating Activities:	
Changes in Assets and Liabilities:	
Prepaid Expenses and Other Assets	(22,418)
Accounts Payable and Accrued Liabilities	51,769
Payable to Affiliates	720,457
Net Cash used in Operating Activities	(868,955)
Cash Flows from Financing Activities:	
Capital Contributions	1,000,000
Increase in Subordinated Borrowings	2,000,000
Net Cash from Financing Activities	3,000,000
Net Increase in Cash and Cash Equivalents	2,131,045
Cash and Cash Equivalents, beginning of period	495,215
Cash and Cash Equivalents, end of period	$ 2,626,260

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors) (the Company) became registered as a broker/dealer with the Securities and Exchange Commission on November 30, 2017 and is a member of the Financial Industry Regulatory Authority Inc., specializing in private placements, merger and acquisition transactions and advisory services. Although the firm may service other sectors, their primary focus is in infrastructure as well as in renewable energy.

The Company is a wholly owned subsidiary of Cadia Capital Ireland Limited (the Parent). The Company was formed on December 21, 2015, pursuant to the general corporation laws of the state of Delaware.

Revenue Recognition

The Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires the entity to follow a five-step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking fees are recorded on a settlement date basis. Advisory fees are recognized at the time services are earned.

Success fees are recorded when a transaction has been consummated and are contingent on the closing of a transaction such as a merger, consolidation, reorganization, spin-off, recapitalization, restructuring, leveraged buyout, tender or exchange offer, purchase or sale of stock assets, or other similar events. Upon the closing of a transaction, the Company will record revenue based upon the agreed-upon terms specific to the customer. Upon the successful completion of the transaction, retainer fees previously remitted can be offset against final payment, if contractually stipulated.

Receivables from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2019, there was no allowance for doubtful accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk for Cash

The Company's cash balances in banks are insured by the Central Bank of Ireland subject to certain limitations.

Income Taxes

The Company is a single member limited liability company which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes.

The Company accounts for income under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's Statement of Financial Condition or tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent charges the Company for occupancy charges, employee compensation, travel, entertainment, marketing, technology, and business development charges. Charges allocated by the Parent are included in the Statement of Operations and totaled $3,414,918 for the year ended December 31, 2019.

As of December 31, 2019 the Company owes the Parent and affiliates $1,060,285 for allocation of expenses and other cash advances.

Note 3. Liabilities Subordinated to General Creditor

On July 12, 2019 the Company entered into an equity subordinated loan agreement with its Parent, Cadia Capital Ireland Limited, in the principal amount of $2,000,000, bearing interest at 4.0% per annum. The note matures on or before July 11, 2022. Interest expense for the year ended December 31, 2019 was $38,137 and was included in the accrued expenses on the Statement of Financial Conditiion at December 31, 2019.

The subordinated loan has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with net capital requirements, it may not be repaid.

Note 4. Income Taxes

The Company has Federal, New York State and New York City net operating loss carryforwards of approximately $2,064,000 as of December 31, 2019 that may be applied against future taxable income which expire in various years through 2039. A valuation allowance has been established equal to 100% of the deferred tax assets for federal of $433,000, New York State of $134,000 and New York City of $134,000.

As of December 31, 2019, the Company had no uncertain tax positions.

Note 5. Significant Customers

Fees earned from major non-affiliated customers for the year ended December 31, 2019 were as follows:

	Percentage of total investment banking fee
Customer 1	46%
Customer 2	26%

At December 31, 2019 the Company had no accounts receivable from non-affiliated customers that equaled or exceeded 10%.

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,502,726, which exceeded requirements by $1,427,831. The Company's ratio of aggregate indebtedness to net capital ratio was .74 to 1 at December 31, 2019.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2019

Cadia Capital Advisors (DBA Rubicon Capital Advisors)
Supplementary Information
December 31, 2019

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital	
Total Member Equity	$ (463,770)
Other Allowable Credits - Subordinated Borrowings	2,000,000
Deductions and/or Charges	
Petty Cash	(100)
Prepaid Expenses and other Assets	(33,395)
Net Capital Before Haircuts on Securities Positions	1,502,735
Haircuts on Securities Positions	9
Net Capital	$ 1,502,726
Aggregate Indebtedness	$ 1,123,425
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 74,895
Excess of Net Capital	$ 1,427,831
Excess Net Capital at 1,000 Percent	$ 1,390,383
Ratio: Aggregate Indebtedness to Net Capital	.74 to 1

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2019 and the Company's audited financial statements as of December 31, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cadia Capital Advisors, LLC
(dba Rubicon Capital Advisors)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) identified their exemption from the provisions of 17 C.F.R. §15c3-3 and (2) Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) stated that Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) met the identified exemption provisions throughout the most recent fiscal year without exception. Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

East Hanover, New Jersey
March 12, 2020

RUBICON
CAPITAL ADVISORS

Exemption Report

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors (the "Company")) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from SEC Rule 15c3-3 throughout the fiscal year January 1, 2019 to December 31, 2019.

(2) The Company met the identified exemption provisions in SEC Rule 15c3-3 throughout the fiscal year January 1, 2019 to December 31, 2019 without exception.

Rubicon Capital Advisors

I, Deirdre Patten, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: [signature] Date: 3-12-20

Deirdre Patten
CCO
10 Pembroke Place, Ballsbridge
Dublin 4, Ireland
SEC filing #8-69763
Firm ID #283566

Securities offered through Cadia Capital Advisors, LLC doing business as Rubicon Capital Advisors.
The firm is a member of FINRA and SIPC and is registered as a broker dealer with the SEC.